Southern Michigan Bancorp, Inc.
51 West Pearl Street
Post Office Box 309
Coldwater, Michigan 49036
(517) 279-5500

October 5, 2007

VIA EDGAR

Securities and Exchange Commission
   Attention: Todd K. Schiffman, Assistant Director
100 F Street, N.E.
Washington, D.C. 20549

Re:	Southern Michigan Bancorp, Inc. Amendment No. 2 to Form S-4 Registration Statement (No. 333-144562) Request for Acceleration of Effective Date

Ladies and Gentlemen:

          On September 28, 2007, Southern Michigan Bancorp, Inc. ("Southern") filed Amendment No. 2 to Form S-4 Registration Statement (No. 333-144562) (the "Form S-4/A2") with the Securities and Exchange Commission. On October 5, 2007, Southern was informed that the Commission has no further comment on the Form S-4/A2.

          Southern respectfully requests that the Commission declare the S-4/A2 effective on October 11, 2007, at 10:00 a.m., Washington D.C. time, or as soon thereafter as possible.

          Southern acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Southern from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

3.	Southern will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SOUTHERN MICHIGAN BANCORP, INC.

By	/s/ Danice L. Chartrand
Danice L. Chartrand Senior Vice President and Chief Financial Officer